Exhibit 99.27

ULTRATECH STOCKHOLDERS OVERWHELMINGLY ELECT BOTH NEUBERGER BERMAN NOMINEES

New York, July 19, 2016/PRNewswire/- - Neuberger Berman LLC and certain of its affiliates (“Neuberger Berman”) that manage investment funds and client accounts that collectively own approximately 7.6% of the outstanding stock of Ultratech, Inc. (NASDAQ: UTEK) ("Ultratech" or the “Company”) announced today that, based on the preliminary vote count provided by its proxy solicitor following Ultratech’s 2016 Annual Meeting of Stockholders (the “Annual Meeting”), stockholders have overwhelmingly elected Neuberger Berman’s nominees, Dr. Ronald Black and Ms. Beatriz V. Infante.

Commenting on the preliminary results, Benjamin Nahum, Senior Portfolio Manager and Managing Director of Neuberger Berman Investment Advisors LLC., issued the following statement:

“We are extremely grateful for the overwhelming support from Ultratech stockholders for our nominees.  The convincing election of both of our nominees represents an indisputable directive that the status quo is no longer acceptable. We are hopeful the Ultratech Board will now embrace what we believe is a strongly delivered stockholder mandate for change.  We remain committed to working constructively with Ultratech’s reconstituted Board and look forward to our nominees proactively participating in Ultratech’s promising future.”

We expect the results of the Annual Meeting to be disclosed shortly.